September 21, 2006



United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Att'n:  Craig Slivka

Re: Alternative Construction Company, Inc. Registration Statement on Form SB-2 Filed Amendment on September 21, 2006 - File No. 333-121891

Dear Sir:

      Alternative Construction Company, Inc. respectfully requests that the above-referenced Registration Statement be declared effective by the Commission at 2 P.M. on September 25, 2006, or as soon thereafter as is practical.

      As the person who is responsible for the accuracy and adequacy of the disclosure in the filing, the undersigned acknowledges the following:

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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United States
Securities and Exchange Commission
September 21, 2006
Page 2 of 2

                                                     Sincerely,


                                                     /s/ Bruce Harmon
                                                     ---------------------------
                                                     Bruce Harmon
                                                     Comptroller

Cc:   Thomas G. Amon, Esq.
      Liebman Goldberg & Drogin LLP